______________________________________________
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 ____________________
FORM 11-K
 ____________________
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to             .
Commission file number: 1-16411

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:
NORTHROP GRUMMAN FINANCIAL
SECURITY AND SAVINGS PROGRAM

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
NORTHROP GRUMMAN CORPORATION
2980 Fairview Park Drive
Falls Church, Virginia 22042
________________________________________________

Northrop Grumman Financial
Security and Savings Program
Financial Statements as of December 31, 2022 and 2021,
and for the Year Ended December 31, 2022,
Supplemental Schedule as of December 31, 2022,
and Report of Independent Registered Public Accounting Firm

NORTHROP GRUMMAN FINANCIAL SECURITY AND SAVINGS PROGRAM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Benefit Plans Administrative Committee and Participants of
Northrop Grumman Financial Security and Savings Program
Falls Church, VA

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Northrop Grumman Financial Security and Savings Program (the “Plan”) as of December 31, 2022 and 2021, the related statement of changes in net assets available for benefits for the year ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022 and 2021, and the changes in net assets available for benefits for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedule
The supplemental schedule of assets (held at end of year) as of December 31, 2022 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP
McLean, VA
June 15, 2023
We have served as the auditor of the Plan since 1985.

NORTHROP GRUMMAN FINANCIAL SECURITY AND SAVINGS PROGRAM

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31
	2022			2021
$ in thousands	Retirement Account	Savings Account	Total	Retirement Account	Savings Account	Total
Assets:
Investments:
Investment in Northrop Grumman Defined Contribution Plans Master Trust (Note 3)	$166,555	$309,462	$476,017	$217,758	$381,863	$599,621
Short-term investment fund-at fair value	—	1,883	1,883	—	1,850	1,850
Total investments	166,555	311,345	477,900	217,758	383,713	601,471
Notes receivable from participants	—	579	579	—	638	638
Total assets	166,555	311,924	478,479	217,758	384,351	602,109
Liabilities:
Accrued expenses	3	22	25	12	28	40
Net assets available for benefits	$166,552	$311,902	$478,454	$217,746	$384,323	$602,069

The accompanying notes are an integral part of these financial statements.

NORTHROP GRUMMAN FINANCIAL SECURITY AND SAVINGS PROGRAM

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31, 2022
$ in thousands	Retirement Account	Savings Account	Total
Additions:
Investment (loss)/income:
Plan interest in the Northrop Grumman Defined Contribution Plans Master Trust	$(33,504)	$(39,576)	$(73,080)
Interest income from short-term investment fund	—	33	33
Net investment loss	(33,504)	(39,543)	(73,047)
Interest income on notes receivable from participants	—	28	28
Net additions	(33,504)	(39,515)	(73,019)
Deductions:
Benefits paid to participants	12,692	32,710	45,402
Expenses	138	196	334
Total deductions	12,830	32,906	45,736
Decrease in net assets before transfers	(46,334)	(72,421)	(118,755)
Transfers to Northrop Grumman Retirement Plan “B”	(4,860)	—	(4,860)
Decrease in net assets after transfers	(51,194)	(72,421)	(123,615)
Net assets available for benefits
Beginning of year	217,746	384,323	602,069
End of year	$166,552	$311,902	$478,454
The accompanying notes are an integral part of these financial statements.

NORTHROP GRUMMAN FINANCIAL SECURITY AND SAVINGS PROGRAM
NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF THE PLAN
The following description of the Northrop Grumman Financial Security and Savings Program (the “Plan” or “FSSP”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.
General
The Plan is a qualified defined contribution plan established for the benefit of certain employees of Northrop Grumman Corporation (the “Company” or “Plan sponsor”) acquired as part of the Company's acquisition of Litton Industries, Inc. The Plan is closed to new participants and no further contributions are permitted.
The Plan's Benefit Plans Administrative and Investment Committees control and manage the operation of the Plan. State Street Bank and Trust Company (“State Street” or the “Trustee”) serves as the Trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
The Plan holds investments in non-participant directed retirement account assets (“FSSP Retirement Account”) and participant directed savings account assets (“FSSP Savings Account”) in the Northrop Grumman Defined Contribution Plans Master Trust (the “DC Master Trust”), as well as a short-term investment fund at the Trustee.
Participant Accounts
Individual accounts are maintained for each Plan participant. Each participant account is credited with an allocation of any Plan earnings from the DC Master Trust. Each participant account is charged with withdrawals and an allocation of any Plan losses and administrative expenses. Allocations are based on participant units. Participants are generally entitled to the net of contributions, withdrawals and allocations to the extent of their vesting in the account.
Vesting
Plan participants are fully vested in the balance of their accounts.
Investment Options
When participants were eligible to contribute to the Plan, participants could deposit up to 4 percent of eligible compensation into their FSSP Retirement Account which was used as the basis for calculating pension benefits. Contributions into this account are invested in the Balanced Fund within the DC Master Trust.
Participant contributions in excess of 4 percent of eligible compensation were deposited into their FSSP Savings Account and could be invested in one or more of the FSSP Savings Account investment options described below. The investment funds are managed by a professional investment manager appointed by Plan management.
Participants may generally change their investment elections in the FSSP Savings Accounts daily. Existing account balances can also be transferred daily, subject to certain restrictions.
Amounts deposited into each investment fund are used to purchase units of that fund based on unit values that are updated daily prior to any Plan transactions, including withdrawals, distributions, and transfers. The value of each participant's account is dependent upon the number of units purchased to date and the current value of each unit.
U.S. Equity Fund —The U.S. Equity Fund primarily consists of holdings in large and medium-sized U.S. company stocks. The fund’s objective is to achieve a high total return through long-term growth of capital and the reinvestment of current income.
U.S. Fixed-Income Fund — The U.S. Fixed-Income Fund primarily consists of holdings in marketable, fixed-income securities rated within the three highest investment grades assigned by Moody’s Investor Services or Standard & Poor’s Corporation, U.S. Treasury or federal agency obligations, or cash equivalent instruments. The fund invests in a range of fixed-income securities that mature, on average, in eight to ten years.
Stable Value Account — Investments in the Stable Value Account primarily include guaranteed investment contracts (“GICs”), cash and cash equivalents. See Note 5 for further information on GICs.
Northrop Grumman Fund (“NG Stock Fund”) — The NG Stock Fund invests primarily in Northrop Grumman Corporation common stock.
Balanced Fund — The Balanced Fund is designed to provide investors with a diversified portfolio consisting of targeted proportions of fixed-income securities (35 percent), U.S. equities (45 percent), and international equities (20 percent). The fund seeks to exceed the return of the bond market and approach the return of the stock market, but with less risk than an investment solely in equities.
International Equity Fund — The International Equity Fund consists of stocks of a diversified group of companies in developed countries outside of the U.S. The fund’s objectives are capital appreciation over the long term, along with current income (dividends).
Small Cap Fund — The Small Cap Fund consists of a diversified group of U.S. companies with lower market capitalization and higher expected revenue growth than the large, well-established companies that make up the S&P 500 Index. The fund seeks to provide capital appreciation over the long term, rather than current income.
Emerging Markets Fund — The Emerging Markets Fund consists of a diversified portfolio of stocks issued by companies based in developing countries. The fund’s objective is capital appreciation over the long term.
Retirement Path Portfolios — Each retirement path is a broadly diversified portfolio of funds consisting of equities, fixed-income securities and other investments tailored to the participants' investment time horizons. The name of each portfolio reflects the year when the participants expect to draw interest and/or principal out of their accounts. The portfolio consists of eleven Retirement Path funds spanning to 2065.
Apart from the Stable Value Account and NG Stock Fund, the large majority of the other funds are included in common/collective trust (“CCT”) funds. These funds manage pooled trust accounts, which group assets together to develop generally larger and more diversified portfolios. These funds may also include a short-term investment fund.
Notes Receivable from Participants
Participants may borrow from their FSSP Savings Account in accordance with the Plan document, with loans from a minimum of $1,000, up to a maximum equal to the lesser of $50,000, reduced by the highest outstanding loan balance over the past 12 months, or 50 percent of their vested account balances. Loans are secured by the balance in the participant's FSSP Savings Account and are issued at an interest rate set at the prime rate plus one percent. Repayments are made from payroll deductions (for active employees) or other forms of payment (for former employees or employees on a leave of absence). As of December 31, 2022, outstanding participant loans had maturities through 2027 and interest rates ranging from 4.25 percent to 8.00 percent. As of December 31, 2021, outstanding participant loans had maturities through 2026 and interest rates ranging from 4.25 percent to 6.50 percent.
Payment of Benefits
Upon termination of employment with the Company (including termination due to death, disability, or retirement), participants may receive a lump-sum payment of their entire FSSP Retirement and/or Savings Account balances (net of any outstanding loan balances). In addition, participants have the option to take the total distribution as an annuity subject to Plan terms. At retirement, participants may also elect a rollover of their FSSP Retirement Account to another Company pension plan. Otherwise, distributions generally begin on a participant's mandatory commencement date. Participants may roll over account balances to individual retirement accounts or another employer's qualified retirement plan.
Distributions from the NG Stock Fund will be paid in cash, stock, or a combination thereof, depending on the participant's election.
Withdrawals
Participants may withdraw all or a portion of their vested account balance in accordance with the Plan document, which provides for different rules for withdrawals based on whether or not the participant has reached age 59 1/2.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).
Use of Estimates
The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ materially from those estimates.

Risks and Uncertainties
The Plan invests in various securities, including U.S. and foreign government securities, corporate debt instruments, U.S. equities, asset-backed securities, common/collective trust funds and a stable value account. Investment securities are exposed to various risks, including interest rate and credit risk, overall market volatility, market risks including global events such as pandemics or international conflicts, and risks related to U.S. and foreign government instability. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities may occur in the near term, and those changes could materially affect the amounts reported in the financial statements.
Fair Value of Financial Instruments
The Plan measures the fair value of its financial instruments using observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect internal market assumptions. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.
These two types of inputs create the following fair value hierarchy:
Level 1 - Quoted prices for identical instruments in active markets. Level 1 investments of the DC Master Trust and the Plan primarily include U.S. equities.
Level 2 - Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable. Level 2 investments of the DC Master Trust and the Plan primarily include cash equivalents, short-term investment fund, and fixed-income securities.
Level 3 - Significant inputs to the valuation model are unobservable. There were no Level 3 investments in the Plan during the years ended December 31, 2022 and 2021.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value with the exception of GICs held by the Plan through the Stable Value Account of the DC Master Trust, which are stated at contract value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (see Note 4). The GICs are stated at contract value because contract value is the amount that would be received by participants if they were to initiate permitted transactions under the terms of the Plan. Contract value is equal to the value of initial deposited principal, plus accumulated interest and additional deposits, minus withdrawals and expenses (see Note 5). Plan management provides direction and oversight of the valuation process. The fair value of Plan investments, including the underlying investments in the DC Master Trust, is determined as follows:
Investments in U.S. equities, which include common and preferred stock, are valued at the last reported sales price of the stock on the active market on which the securities are traded on the last business day of the plan year. Investments in CCT funds are valued based on the net asset value (“NAV”) derived by investment managers, as a practical expedient. The short-term investment fund is not an exchange-traded fund, however, the price per unit is published and represents the actual price at which the units held in the fund can be bought or sold. Fixed-income securities are valued based on broker quotes or model-derived valuations.
All securities and cash or cash equivalents are quoted in the local currency and then converted into U.S. dollars. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Broker commissions, transfer taxes, and other charges and expenses incurred in connection with the purchase, sale, or other disposition of securities or other investments are added to the cost of such securities or other investments, or are deducted from the proceeds of the sale or other disposition thereof, as appropriate. Taxes, if any, on fund assets, or on any gain resulting from the sale or other disposition of such assets, or on the earnings of the funds, are apportioned among the participants whose interests in the Plan are affected, and the share of such taxes apportioned to each such person is charged against their account in the Plan.
The Trustee, in performing any required valuations or calculations, relies on the prices provided by pricing sources, the investment managers, Plan management or the participant’s broker as a certification as to the value.
The DC Master Trust allocates investment income, realized gains and losses, and unrealized appreciation and depreciation on the underlying securities to the participating plans daily based upon the market value of each plan’s investment. The realized gain or loss on investments is the difference between the proceeds received and the average cost of investments sold. The unrealized appreciation or depreciation is the aggregate difference between the current fair market value and the cost of investments.

Notes Receivable from Participants
Participant loans are measured at their unpaid principal balance plus accrued interest.
Expenses
Plan expenses are paid by the Plan or the Plan sponsor as provided in the Plan document. Fees incurred by the Plan for investment management services of $31,000 are presented as a reduction to investment (loss)/income in the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2022.
Payment of Benefits
Benefit payments to participants are recorded upon distribution. The amounts allocated to accounts of participants who have elected to withdraw funds from the Plan but have not yet been paid were $0 and $8,000 at December 31, 2022 and 2021, respectively. These amounts continued to accrue investment earnings (losses) until paid.
Transfers
A participant may elect to transfer their vested FSSP Retirement Account balance to the Northrop Grumman Retirement Plan “B” pension plan as permitted by the Plan. The total amount transferred from the Plan to the Northrop Grumman Retirement Plan “B” pension plan was $4.9 million for the year ended December 31, 2022.
3. INVESTMENTS
The Plan’s investments consist of a divided interest in investments held by the DC Master Trust. Those investments are stated at fair value determined and reported by the Trustee in accordance with the DC Master Trust Agreement established by the Company.
The Plan's total divided interest represents 2 percent of total net assets reported by the Trustee of the DC Master Trust as of December 31, 2022 and 2021. The remaining interest in the investments held by the DC Master Trust belongs to the Northrop Grumman Savings Plan.

The net assets of the DC Master Trust and the Plan's interest in Master Trust balances as of December 31, 2022 and 2021, are as follows:

	Master Trust Balances		Plan's Interest in Master Trust Balances
$ in thousands	2022	2021	2022	2021
Assets
At fair value:
Cash equivalents and short-term investment fund	$73,533	$89,810	$1,143	$1,598
U.S. equities	4,718,423	3,470,954	25,321	18,809
Common/collective trust funds	21,490,906	26,763,365	380,489	510,647
Collateral held under securities lending agreements	530,859	851,667	7,150	12,945
Total investments at fair value	26,813,721	31,175,796	414,103	543,999
At contract value:
Guaranteed investment contracts	3,962,742	3,808,328	69,099	68,581
Total investments at contract value	3,962,742	3,808,328	69,099	68,581
Receivable from broker for investments sold	—	5,481	—	96
Dividends, interest, taxes and other receivables	274	9	3	1
Total assets	30,776,737	34,989,614	483,205	612,677
Liabilities
Collateral held under securities lending agreements	530,859	851,667	7,150	12,945
Due to broker for securities purchased and other payables	1,959	2,234	38	111
Total liabilities	532,818	853,901	7,188	13,056
Net assets of the DC Master Trust	$30,243,919	$34,135,713	$476,017	$599,621
Net investment loss for the DC Master Trust for the plan year ended December 31, 2022, is as follows:

$ in thousands	2022
Investment (loss)/income
Net reduction in value of investments	$(3,138,143)
Interest	76,090
Dividends	59,171
Other income	1,564
Investment manager fees	(3,038)
Net investment loss	$(3,004,356)

4. FAIR VALUE MEASUREMENTS
Certain investments that are measured at fair value using NAV per share (or its equivalent) as a practical expedient are not required to be categorized in the fair value hierarchy tables. The total fair value of these investments is included in the tables below to permit reconciliation of the fair value hierarchy to amounts presented in the investments footnote (Note 3). These investments have no unfunded commitments, redemption notice periods greater than seven days or other redemption restrictions. As of December 31, 2022 and 2021, there were no investments expected to be sold at a value materially different than NAV.
The table below sets forth the fair value of the investments by level, measured on a recurring basis and held by the DC Master Trust as of December 31, 2022:

	2022
$ in thousands	Level 1	Level 2	Total
DC Master Trust at fair value
Cash equivalents and short-term investment fund	$4	$73,529	$73,533
U.S. equities	4,718,423	—	4,718,423
Collateral held under securities lending agreements	—	530,859	530,859
Common/collective trust funds valued using NAV as a practical expedient			21,490,906
Total DC Master Trust at fair value	$4,718,427	$604,388	$26,813,721
The table below sets forth the fair value of the short-term investment fund, by level, measured on a recurring basis, and held by the Plan as of December 31, 2022:

	2022
$ in thousands	Level 1	Level 2	Total
State Street Bank and Trust Company short-term investment fund	$—	$1,883	$1,883
The table below sets forth the fair value of the investments by level, measured on a recurring basis and held by the DC Master Trust as of December 31, 2021:

	2021
$ in thousands	Level 1	Level 2	Total
DC Master Trust at fair value
Cash equivalents and short-term investment fund	$17	$89,793	$89,810
U.S. equities	3,470,954	—	3,470,954
Collateral held under securities lending agreements	—	851,667	851,667
Common/collective trust funds valued using NAV as a practical expedient			26,763,365
Total DC Master Trust at fair value	$3,470,971	$941,460	$31,175,796
The table below sets forth the fair value of the short-term investment fund, by level, measured on a recurring basis, and held by the Plan as of December 31, 2021:

	2021
$ in thousands	Level 1	Level 2	Total
State Street Bank and Trust Company short-term investment fund	$—	$1,850	$1,850

5. INTEREST IN GUARANTEED INVESTMENT CONTRACTS
Guaranteed investment contracts consist of fully benefit-responsive wrapper contracts that provide specified interest rates. Realized and unrealized gains and losses on the underlying assets are not reflected immediately in the net assets of the Plan, but are amortized as adjustments to the future interest-crediting rate over a period equal to or less than the duration of the underlying assets. Primary variables affecting the future crediting rate of the wrapper contracts include the current yield of underlying assets, the duration of underlying assets, and the difference between the market value and contract value of underlying assets.
Investments held in guaranteed investment contracts (at contract value) totaled $4.0 billion and $3.8 billion, respectively, as of December 31, 2022 and 2021.
Certain events, such as Plan termination or a plan merger initiated by the Plan sponsor, may limit the ability of the Plan to transact at contract value or may allow for the termination of the wrapper contract at less than contract value. Plan management believes that the occurrence of events that may limit the ability of the Plan to transact at less than contract value is not probable.
6. THIRD PARTY BORROWINGS
The DC Master Trust participates in a securities lending program with State Street through the separately managed Stable Value Account. The program allows State Street to loan securities, which are assets of the DC Master Trust, to approved borrowers. Such assets could be subject to sale restrictions in the event security lending agreements are terminated and the securities have not been returned to the DC Master Trust. DC Master Trust assets on loan to third-party borrowers under security lending agreements are as follows:

	December 31
$ in thousands	2022	2021
Underlying securities of guaranteed investment contracts	$519,490	$833,852
State Street requires borrowers, pursuant to a security loan agreement, to deliver collateral to secure each loan. The initial collateral required is 102 percent of the fair value of U.S. securities borrowed and 105 percent for foreign equity securities borrowed. The DC Master Trust bears the risk of loss with respect to any unfavorable change in fair value of the invested cash collateral. However, the borrower bears the risk of loss related to the decrease in the fair value of the securities collateral and, therefore, may have to deliver additional cash or securities to maintain the required collateral. In U.S. markets, State Street generally enters into a netting arrangement with a borrower which permits the netting of mark-to-market exposure for transactions within the lending program with that borrower. Such arrangements would cover lending transactions with the borrower and reverse repurchase agreements of cash collateral involving investment of the collateral. State Street may also negotiate a right of offset in the event of borrower default. In the event of borrower default, State Street indemnifies the DC Master Trust against any loss of the amount loaned. As of December 31, 2022, cash and non-cash collateral associated with securities on loan totaled $449 million and $82 million, respectively. As of December 31, 2021, cash and non-cash collateral associated with securities on loan totaled $792 million and $60 million, respectively. All of the securities on loan are collateralized at more than 102 percent.
7. EXEMPT PARTY-IN-INTEREST TRANSACTIONS
Party-in-interest transactions through the DC Master Trust include the purchase and sale of investments managed by affiliates of the Plan's Trustee and transactions involving Northrop Grumman Corporation common stock. The NG Stock Fund within the DC Master Trust held 8.6 million and 9.0 million shares of common stock of the Company with a fair value of $4.7 billion and $3.5 billion at December 31, 2022 and 2021, respectively. The Plan’s interest in the net assets of the NG Stock Fund was approximately 0.5 percent at December 31, 2022 and 2021. During 2022, the NG Stock Fund earned dividends of $59.2 million from its investment in Northrop Grumman Corporation common stock.
State Street affiliates managed $1.9 million of Plan assets held in the short-term investment fund as of December 31, 2022 and 2021. The Plan paid $10,000 to the Trustee in fees during the year ended December 31, 2022.
The DC Master Trust utilized various investment managers to manage its net assets. These net assets may be invested into funds also managed by the investment managers. Therefore, these transactions qualify as party-in-interest transactions. The Plan had transactions with the Trustee’s short-term investment fund, a liquidity pooled fund in which participation commences and terminates on a daily basis. In Plan management’s opinion, fees paid during the year for services rendered by parties-in-interest were based upon customary and reasonable rates for such services.
8. PLAN TERMINATION
Although it has not expressed any intention to do so, the Company has the right under the Plan to terminate the Plan subject to ERISA provisions. In the event of a Plan termination, Plan participants would continue to be fully vested in their accounts.
9. FEDERAL INCOME TAX STATUS
Each year, the IRS publishes a Required Amendments List for individually designed plans which specifies changes in qualification requirements. The list requires plans to be amended for each item on the list, as applicable, to retain its tax-exempt status. Management believes the Plan and related trust are currently designed, have been amended, and are being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
10. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
A reconciliation of net assets available for benefits per the financial statements to Form 5500 is as follows:

	December 31
$ in thousands	2022	2021
Net assets available for benefits per the financial statements	$478,454	$602,069
Less amounts allocated to withdrawing participants	—	(8)
Net assets available for benefits per Form 5500	$478,454	$602,061
A reconciliation of benefits paid to participants per the financial statements to Form 5500 for the year ended December 31, 2022, is as follows:

$ in thousands
Benefits paid to participants per the financial statements	$45,402
Add amounts allocated to withdrawing participants at December 31, 2022	—
Less amounts allocated to withdrawing participants at December 31, 2021	(8)
Benefits paid to participants per Form 5500	$45,394
Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2022 and 2021, but not yet paid as of that date.

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NORTHROP GRUMMAN FINANCIAL SECURITY AND SAVINGS PROGRAM

FORM 5500, SCHEDULE H, PART IV, LINE 4i,
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2022

$ in thousands
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	Cost	Current Value
*	Northrop Grumman Defined Contribution Plans Master Trust	Participation in Northrop Grumman Defined Contribution Plans Master Trust Retirement Account	$81,029	$166,555
*	Northrop Grumman Defined Contribution Plans Master Trust	Participation in Northrop Grumman Defined Contribution Plans Master Trust Savings Account	**	309,462
*	Plan Participants	Participant loans (maturing from 2022 to 2027 at interest rates ranging from 4.25 percent to 8 percent)	**	579
*	State Street Bank and Trust Company	State Street Bank and Trust Company short-term investment fund	**	1,883
	Total		$81,029	$478,479

*	Party-in-interest
**	Cost information is not required for participant-directed investments and loans, and therefore is not included.

SIGNATURE
Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NORTHROP GRUMMAN FINANCIAL SECURITY AND SAVINGS PROGRAM

Dated:	June 15, 2023	By:	/s/ Michael A. Hardesty
Michael A. Hardesty
Chair, Audit Subcommittee of the Benefit Plans Administrative Committee

EXHIBIT INDEX

*23	Consent of Independent Registered Public Accounting Firm

*	Filed with this report